Exhibit 1.1

China.com Reports Fiscal Year 2005 Financial Results

Online game Yulgang and advanced mobile value added services drive revenue growth

Financial and operational highlights for the full year ended 31 December, 2005:

•	Turnover increased 67% to HK$387.3 million as compared to 2004, or 35% on a normalized basis if comparing “net” to “net” mobile services and applications revenue presentation for 2004 and 2005 respectively

•	Gross profit up 26% to HK$222.4 million as compared to 2004

•	Profit attributable to equity holders was HK$9.7 million compared to HK$53.6 million in 2004, primarily due to an increase in marketing and promotional expenses for Yulgang in the first three quarters.

•	Basic earnings per share (EPS) from continuing operations were 0.23 HK cents compared to 1.52 HK cents in 2004

•	Balance sheet remained strong with net cash and interest-bearing securities at over HK$900.0 million as of 31 December, 2005

•	Launched Yulgang in July 2005; Peak concurrent users surpassed 260,000 and became profitable in Q4; Extended shareholding in 17game to 48% in August 2005 and ultimately increased its shareholding to 100% on 23 March 2006. Yulgang was the second most popular MMORPG among over 50 new online games launched in China in 2005 and named by China e-Game Industry Association as the most innovative game of 2005.

•	Appointed as the exclusive online partners of the 10th National Games and several English Premier League football clubs

•	Appointed Mr. Albert Lam as CEO and Executive Director of the Board

Hong Kong, 27 March 2006 - China.com Inc. (“China.com”; Hong Kong Stock Code: 8006), a Mobile Value Added Services (MVAS), Internet services and online game provider operating principally in China, and an 81%-owned subsidiary of CDC Corporation (NASDAQ: CHINA), today announced its financial results for the full year ended 31 December, 2005. In 2005, the company posted turnover of HK$387.3 million, representing an increase of 67% over the previous year. Gross profit was HK$222.4 million, up 26% compared to 2004. Profit attributable to equity shareholders was HK$9.7 million. Balance sheet remained strong with net cash and interest-bearing securities at over HK$900 million as of 31 December, 2005.

The increase in turnover was primarily attributable to the change in presentation of MVAS revenue to a “gross basis”, an increase in online game revenue principally driven by Yulgang, as well as an increase in advertising revenue from both online and offline advertising businesses. The change in presentation of MVAS revenue to a “gross basis” from a “net basis” resulted in an increase in MVAS revenue of HK$74.2 million. Excluding the effect of the change in presentation, net MVAS revenue increased by HK$26.0 million as a result of the growth in revenues from the company’s interactive voice response (IVR), wireless application protocol (WAP) and multimedia messaging services (MMS) platforms.

Profit attributable to equity holders was HK$9.7 million compared to HK$53.6 million in 2004. Basic earnings per share (EPS) from continuing operations were 0.23 HK cents compared to 1.52 HK cents in 2004. The decrease in profit was attributable to an increase in marketing and promotional expenses in connection with the operation of Yulgang and MVAS 2.5G applications, as well as additional marketing activities with global and local partners for the portal business.

Online game Yulgang continues to show excellent performance

With respect to China.com’s online game unit, online game subscribers increased to approximately 15 million at the end of Q4 FY2005. Its latest online game, Yulgang, continued to enjoy success since its commercial launch in July 2005. In Q4 FY2005, Yulgang surpassed 260,000 peak concurrent users, representing an increase of 39% from Q3 FY2005, and recorded average concurrent users per day of 162,000, up 34% from 121,000 in Q3 FY2005. The average number of virtual merchandises sold per day was 28,000 in Q4 FY2005, up 65% from 17,000 in Q3 FY2005. Further, there were 36 server groups throughout China in Q4 FY2005 supporting the company’s online games, up 33% from 27 server groups in Q3 FY2005. Yulgang has been profitable since Q4 FY2005.

Yulgang was operated under Beijing 17game Network Technology Co. Ltd. (“17game”), a leading massive multiplayer online role-playing game (MMORPG) provider with a robust track record in launching and distributing successful online games for the China market. The game pioneered the “free-to-play and pay-for-virtual merchandise” business model for MMORPGs in China and set the ever increasing trend for the move to this business model by other leading online game companies in China. It was noted by 173173.com as the second most popular MMORPG among over 50 new online games launched in China in 2005 and also named by China e-Game Industry Association as the most innovative game of 2005.

As part of its continued commitment to growing its online games business, China.com increased its shareholding in 17game from 36.5% to 48% in August 2005. On 23 March 2006, China.com announced that the company has increased its shareholding in 17game to 100%. China.com will purchase a total of 52% of 17game, in the form of 27% cash and its 73% restricted shares for a total purchase price of US$18 million. The share consideration will vest over the next two years.

17game will be operated under CDC Games Limited, a wholly-owned subsidiary of the company which was created in 2005 as part of the company’s strategic review, to hold all of its assets and strategic alliances related to online and mobile games. This full acquisition is expected to facilitate China.com’s integration with the existing portal and MVAS units, and solidify the company’s position as one of the leading MMORPG operators in China. The company plans to widen its market coverage through penetration into China’s secondary cities, build a broader portfolio of games and selectively acquire synergistic and earnings accretive gaming companies in China.

More diversified MVAS portfolio

Total MVAS revenues in 2005 amounted to HK$268.2 million, an increase of 60% over the previous year, or 15% on a normalized basis. During the year, the company embarked on a successful diversification program for its MVAS services, moving away from short messaging services (SMS) to more advanced service offerings including WAP, MMS and IVR. Revenue from 2.5G offerings increased to 54% of the total MVAS revenues, from 16% in 2004 while SMS revenue represented 46% of the total MVAS revenues as compared to 84% in 2004. Specifically, revenues of IVR, MMS and WAP recorded a five-fold, seven-fold and three-fold year-to-year growth respectively. The company will continue its diversification strategy and develop more advanced MVAS in preparation of the 3G arrival in China.

During 2005, China.com expanded its service offerings embedded in the handsets of major vendors including Motorola, Sony Ericsson, Lenovo, TCL, Bird, BENQ, DBTel, KONKA and CECT. The company also extended its geographical coverage by establishing connections for the nationwide SMS and IVR platforms of China Mobile, China Unicom, China Netcom and China Telecom; the nationwide WAP platforms of China Mobile and China Unicom; and the nationwide MMS platform of China Mobile. Its local connections with China Mobile, China Unicom, China Netcom and China Telecom were also expanded in over 20 provinces. These initiatives resulted in enhanced quality of services and growing numbers of MVAS subscribers.

China.com portal serves as a strategic platform to extend business reach

For the China.com portal business, the company has formed a number of strategic partnerships with leading global and local organizations to further strengthen its brand awareness and drive revenues of its various business units. For example, China.com was appointed as the exclusive online partners of the 10th National Games and several English Premier League football clubs in 2005. Most recently, China.com has entered into a strategic partnership with ProAdvertising, a leading online advertising agency in Italy, to launch Italy.China.com. The new website offers the Chinese community instant access to a wide range of information related to Italy in their own language and creates an effective channel for Italian companies to promote their products in China.

In order to enhance the online experience of portal users, China.com continued to adopt new technologies to make improvements on products and services. In 2005, the company launched a new Bulletin Board System (BBS) and China.com’s military channel has become the biggest and most influential Chinese military channel among all industry players in China. A BLOG system was also established to further facilitate interactivity among China.com’s community. To date, the number of daily users of China.com’s portal has reached 6.3 million.

Senior Executive Appointment

Towards the end of 2005, Mr. Albert Lam was appointed as Chief Executive Officer of China.com and Executive Director of the Board. Prior to the appointment, Mr. Albert Lam was Chief Operating Officer and President of China.com, and served as CEO of Newpalm (China) Information Technology Co. Ltd., the company’s wholly-owned MVAS provider. Mr. Lam has assumed wider responsibilities in driving the growth of the company’s various businesses units.

“We are pleased to see that China.com made notable progress in each of its key business segment in 2005,” said Albert Lam, CEO, China.com Inc. “In 2006, China’s economic and technological developments will continue to present huge opportunities. With its unique brand and strong presence in key markets, China.com is well positioned to further expand its footprint and exploit the business opportunities in the region.”

Notes to the Editors:

•	Starting from 2005, the company has changed the presentation for its MVAS revenue from a net basis (excluding the portion of the MVAS revenue paid to the mobile operators) to the gross basis (including the portion of the MVAS revenue paid to the mobile operators) in response to the significant changes in the operating process in the MVAS business in China and to be consistent with the method of presentation used by the majority of the company’s peers in the MVAS sector.

•	This press release should be read in conjunction with the announcement posted on the website of the Growth Enterprise Market of The Stock Exchange of Hong Kong Limited.

- Ends -

About China.com Inc.
China.com Inc. (stock code: 8006; website: www.inc.china.com), a leading Mobile Value Added Services (MVAS), Internet services and online game company operating principally in China, and an 81%-owned subsidiary of CDC Corporation (former chinadotcom corporation) (NASDAQ: CHINA; website: www.cdccorporation.net), was listed on the GEM of the Stock Exchange of Hong Kong Limited on March 9, 2000. In December 2000, China.com Inc. was admitted as a constituent stock of the Hang Seng IT and IT Portfolio Indices.

Safe Harbor Statement
There is no assurance that the current growth of China.com Inc.’s business can be maintained. The statements in this news release, other than historical financial information, may contain forward-looking statements that involve risks and uncertainties that could cause actual results to differ from anticipated results.

For further information, please contact:

Ida Ho Corporate Communications Manager Tel: Fax: Email:	(852) 2237 7181 (852) 2571 0410 ida.ho@hk.china.com